UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER, 2002

Commission File Number 0-26414

GLOBETECH VENTURES CORPORATION

(Registrant’s name)

Suite 402 – 750 W. Pender Street
Vancouver, British Columbia, Canada V6C 2T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

     1.     News Release dated December 16, 2002.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Globetech Ventures Corporation signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 16, 2002 Globetech Ventures Corporation

By:

/s/ Dilbagh Gujral

Dilbagh Gujral
President

NEWS RELEASE

December 16, 2002

Vancouver, BC — December 16, 2002 – GLOBETECH VENTURES CORPORATION (OTC BB: GTVCF) THE FUNDING DEVELOPER OF TRANSLATIONWAVE.COM, IS PLEASED TO ANNOUNCE TRANSLATIONWAVE.COM HAS ENTERED INTO AN AGREEMENT WITH GREENBANK PARTNERS, A WASHINGTON-BASED MARKETING AND CONSULTING FIRM, TO PROMOTE, MARKET AND SELL ITS PRODUCT TRANSLATIONWAVE.

Dil Gujral, President of Globetech Ventures, announced today that TranslationWave.com has entered into an Agreement with GreenBank Partners, a marketing and consulting firm based in Washington. GreenBank Partners will promote, market and sell the Company’s flagship product, TranslationWave. Globetech Ventures is the funder and developer of this robust and broadly tested Java-based middleware product for the machine translation market.

TranslationWave provides a dependable and user-friendly layer of online services to server-based machine translation software, including simultaneously translated email, web page and document translation. The software also provides the capability for real-time multilingual chat, invaluable for customer service applications in the increasingly globalized marketplace.

TranslationWave is being introduced into the global online translation market after an extended period of beta testing at sites in Taiwan and Canada. A comprehensive marketing plan is being developed in close collaboration with the Company, with product launch scheduled for mid-January 2003. Sales campaigns will initially focus on online Customer Service applications, as well as Internet Service Providers and the Travel and Leisure market.

SUITE 402, 750 WEST PENDER STREET	NASD OTC BULLETIN BOARD SYMBOL: GTVCF

VANCOUVER, BC CANADA V6C 2T7	TEL: (604) 688-0044

EMAIL: INFO@GLOBETECHVENTURES.NET	NORTH AMERICA: 1-800-298-0244

VISIT OUR WEBSITE: WWW.GLOBETECHVENTURES.NET	FAX: (604) 684-2439

Dil Gujral continues: “We believe that the Internet business environment has finally stabilized, making it possible to introduce Internet products of real worth, with a realistic reflection of their true value in the markets. It is our belief that TranslationWave remains the most robust and flexible implementation of email and chat services on the market today.”

The product web site, www.translationwave.com, is being redesigned to provide sharper market focus and sales support. Individual subscriptions to TranslationWave services will also be available for purchase on the web site.

Except for the historical information presented herein, the matters set forth in this press release are forward looking statements within the meaning of the “safe-harbor” provision of the Private Securities Litigation reform Act of 1995 and section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Although such statements are based on reliable information and past experience, operating results are affected by variety of factors, many of which are beyond the control of the Company. Risk factors and uncertainties effecting actual performance of the Company include quarterly results, sales, customer order patterns, labor, supplies, equipment, technological changes, competition and competitive pressures on pricing; economic conditions in the United States and worldwide, as well as other risks that are detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

For More Information:
John Baskind, Greenbank Partners.
360.679.4656 /jbaskind@greenbankpartners.com

Dil Gujral, Globetech Ventures.
604.688.0044/rdg@globetechventures.net

SUITE 402, 750 WEST PENDER STREET	NASD OTC BULLETIN BOARD SYMBOL: GTVCF

VANCOUVER, BC CANADA V6C 2T7	TEL: (604) 688-0044

EMAIL: INFO@GLOBETECHVENTURES.NET	NORTH AMERICA: 1-800-298-0244

VISIT OUR WEBSITE: WWW.GLOBETECHVENTURES.NET	FAX: (604) 684-2439